UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units, representing limited partner interests, no par value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,338,419(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,338,419(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,338,419(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,338,419(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,338,419(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,338,419(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,868,556

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,868,556

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,868,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,897,047(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,897,047(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,897,047(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,701,497

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,845,343(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,701,497

WITH	10	SHARED DISPOSITIVE POWER:

8,845,343(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,546,840(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,763,206

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,338,419(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,763,206

WITH	10	SHARED DISPOSITIVE POWER:

2,338,419(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,101,625(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		3,609,877(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,609,877(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,609,877(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		109,741

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		109,741

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	109,741

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP 2004 CO-INVESTMENT INCOME, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		3,500,136

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,500,136

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,500,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,310,046(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,310,046(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,310,046(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See also Schedule A attached to Amendment No. 6 to the Schedule 13D/A filed on September 18, 2009 for additional information.

EXPLANATORY NOTE
     This Amendment No. 9 (this “Amendment”) to Schedule 13D/A last filed on November 9, 2009 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 12,310,046, which constitutes approximately 22.3% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on the outstanding number of Common Units on November 2, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the SEC on November 9, 2009. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and restate Item 3 in its entirety:
     The aggregate value of the consideration contemplated by the Securities Purchase and Global Transaction Agreement, dated as of December 21, 2009, by and among NGP VII, NGP VIII, Montierra, Montierra Management, Holdings, GP LLC, Eagle Rock Energy GP, L.P. (“Eagle Rock GP”), and the Issuer (the “Global Agreement”), which is described in Item 4 of this Schedule 13D/A (which Item 4 is incorporated herein by reference), which NGP VII and NGP VIII, together for themselves and on behalf of certain controlled affiliates (collectively, “NGP”), are obligated to provide the Issuer in a series of transactions is approximately $50,000,000. NGP will use funds on hand or funds generated by capital contributions from its partners to fund such transactions.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and restate Item 4 in its entirety:
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     On December 21, 2009, the Issuer announced in a press release that it had entered into the Global Agreement, pursuant to which the Issuer will simplify and recapitalize itself through a series of transactions including:
•	An option in favor of the Issuer, exercisable by the issuance of 1,000,000 newly-issued Common Units to Holdings, to (i) acquire Eagle Rock GP, the Issuer’s general partner and the 844,551 general partner units outstanding held by NGP, and (ii) reconstitute the Issuer’s board to allow the Issuer’s common unitholders to elect the majority of the Issuer’s directors;

•	The simplification of the Issuer’s capital structure through the contribution, and resulting cancellation, of the Issuer’s existing incentive distribution rights and 20.7 million Subordinated Units currently held by NGP;

•	A rights offering in which NGP will fully participate with respect to the 9.5 million Common Units and general partner units NGP controls; and

•	For a period of up to five months following unitholder approval of the Global Agreement, Holdings’ commitment to back-stop up to $41.6 million, at a price of $3.10 per unit, an equity offering by the Issuer to be undertaken at the sole option of the Issuer’s Conflicts Committee.
In exchange for certain of the Reporting Persons’ contributions and commitments under the Global Agreement, the Issuer will pay Holdings a transaction fee of $29 million, which fee is contemplated to be paid upon completion of the equity offering or expiration of the back-stop commitment.
     Concurrently with the announcement of the signing of the Global Agreement, the Issuer announced that it had entered into a Purchase and Sale Agreement, dated as of December 21, 2009, by and among Eagle Rock Pipeline GP, LLC, EROC Production, LLC, and BSAP II GP, L.L.C (“Black Stone”), pursuant to which the Issuer will sell all of its fee mineral and royalty interests business to Black Stone.
     The press release is attached hereto as Exhibit H and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Global Agreement does not purport to be complete and is qualified in its entirety by reference to the Global Agreement, which is attached hereto as Exhibit I and incorporated by reference in its entirety into this Item 4.
(a)	The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item

6 of the Schedule 13D/A is hereby incorporated herein. The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer. The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer, from other reporting persons, or otherwise. In addition, the proposal described above contemplates the acquisition of additional Issuer securities.

(b)	None, except as contemplated by the Global Agreement.

(c)	None, except as contemplated by the Global Agreement.

(d)	None, except as contemplated by the Global Agreement.

(e)	G&P LLC, as the general partner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. In addition, the proposal described above contemplates such changes.

(f)	None, except as contemplated by the Global Agreement.

(g)	None, except as contemplated by the Global Agreement.

(h)	None, except as contemplated by the Global Agreement.

(i)	None, except as contemplated by the Global Agreement.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Amendment. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units or additional Issuer securities reported as beneficially owned in the Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6:
     The information set forth or incorporated by reference in Item 3 and Item 4 is incorporated by reference into this Item 6.
Item 7. Material to be filed as Exhibits.
Item 7 is hereby amended and restated to include Exhibits H and I:

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on December 21, 2009).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: December 21, 2009

EAGLE ROCK HOLDINGS, L.P. By its general partner, Eagle Rock GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P. By its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC
By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P. By its general partner, G.F.W. Energy VII, L.P.

By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P.

By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.
By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P. By its general partner, NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP 2004 CO-INVESTMENT INCOME, L.P. By its general partner, NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on December 21, 2009).